September 15, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (604) 443-7000

Robert A. Biagioni
President
Katie Gold Corp.
1055 West Hastings Street, Suite 1400
Vancouver, British Columbia
Canada V6E 2E9


Re: 	Katie Gold Corp.
Amendment No. 1 to Registration Statement on Form SB-2
Filed September 2, 2005
	File No. 333-126748


Dear Mr. Biagioni:

      We have reviewed your filing and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note your response to comment 3 of our letter dated August
17,
2005. Please state in your prospectus whether you have any intention on engaging in a merger or acquisition within the next 12 months.

Summary, page 6

2. We note your supplemental response to comment 8 of our letter dated August 17, 2005. Please revise the prospectus to include the information in your response and to disclose how Mr. Biagioni became engaged in your proposed business, as well as his relevant experience.

Risk Factors, page 8

3. Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you need to include a risk factor early in this risk factor section that your management lacks technical training and experience with exploring for, starting, and/or operating a mine. With no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. Their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, your operations, earnings, and ultimate financial success could suffer irreparable harm due to management`s lack of experience in this industry.

If we do not obtain additional financing, our business will fail, page 8

4. We note your response to comments 12 and 13 to our letter dated August 17, 2005. It appears from your proposed budget on page 25 that your estimated administrative costs of $25,000 are not included in your $185,840 estimate for your three proposed stages of exploration. Please revise here and elsewhere, as necessary, to state whether administrative costs are included in your budget estimates. In addition, please state whether these administrative costs include the $17,861 you expect to incur in conjunction with this registration statement.

Selling Shareholders, page 13

5. Please provide us the names of the private placement agent(s) and others who were involved in placing the shares with the selling shareholders.

Description of Business, page 21

6. We note your response to comment 2 of our August 17, 2005 letter.
Please augment your disclosure by providing a brief statement regarding the basis for management`s belief that becoming a publicly traded company will enhance your ability to raise additional funds.
In addition, please specify your anticipated annual costs of being a reporting company, which we note on page 9 you estimate as being $10,000.

Plan of Operations, page 26

7. We note your response to comment 27 of our letter dated August
17,
2005. Please expand your disclosure to discuss the professional qualifications and experience of Mr. Timmins.

Certain Relationships and Related Transactions, page 27

8. Please revise your prospectus to provide the information required by Item 404(d) of Regulation S-B related to your involvement with your sole promoter, Mr. Biagioni

Financial Statements, page 30

9. Please update your financial statements, if necessary, to comply with Item 310(g) of Regulation S-B.

Part II
Recent Sales of Unregistered Securities, page 40

10. We note your statement that you are required by "contract or a provision in its bylaws, articles, charter or comparable document, to refuse to register any transfer of the securities not made in accordance with the provisions of Regulation S[,] pursuant to registration under the Act, or pursuant to an available exemption from registration[.]" Please revise this language to delete the word for word boilerplate taken from Section 903(b)(3)(iii)(B)(4) of Regulation S and instead specify the document containing this restriction. Please supplementally confirm that the sales for which you seek to rely on the Regulation S safe harbor from registration were made in accordance with each of the Section 903(b)(3) of the conditions.

11. Describe the facts under which the shareholders were solicited, including:
* How were these persons identified?
* Identify the class of persons.
* Who identified these persons?
* How were those persons contacted?
* Who contacted them?
* What information were they provided with?

Exhibits - Consent of Telford Sadovnick, PLLC, Certified Public
Accountants, page 42

12. Each amendment to the registration statement should include a currently dated consent of the independent registered public accountants. Please provide an updated consent in the next amendment of your registration statement.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



      You may contact Ernest Green, Staff Accountant, at (202)
551-
3733 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or me at (202) 551-3767 with any other questions.


Sincerely,



Jennifer Hardy
Branch Chief

cc:	Karen A. Batcher, Esq. (via facsimile 619/789-6262)
      Batcher Zarcone & Baker, LLP
      4252 Bonita Road, Suite 151
	Bonita, California 91902

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Robert A. Biagioni
Katie Gold Corp.
September 15, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE